UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): July 23, 2010

McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction	**(Commission**	**(IRS Employer**
of Incorporation)	**File Number)**	**Identification No.)**

One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

(630) 623-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

On July 23, 2010, McDonald's Corporation (the "Company") issued an investor release reporting the Company's results for the second quarter and six months ended June 30, 2010. A copy of the related investor release is being filed as Exhibit 99.1 to this Form 8-K and is incorporated by reference in its entirety. Also filed herewith and incorporated by reference as Exhibit 99.2 is supplemental information for the quarter and six months ended June 30, 2010. The information under this Item 2.02, including such Exhibits, shall be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits*.

99.1   Investor Release of McDonald's Corporation issued July 23, 2010:
         McDonald's Global Sales Drive Second Quarter Earnings Up 15%

99.2   McDonald's Corporation: Supplemental Information, Quarter and Six Months Ended June 30, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: July 23, 2010

By: /s/   KEVIN M. OZAN
Kevin M. Ozan
Corporate Senior Vice President –
Controller

Exhibit Index

Exhibit No. 99.1   Investor Release of McDonald's Corporation issued July 23, 2010:
                    McDonald's Global Sales Drive Second Quarter Earnings Up 15%

Exhibit No. 99.2   McDonald's Corporation: Supplemental Information, Quarter and Six Months Ended June 30, 2010

Exhibit 99.1



FOR IMMEDIATE RELEASE
7/23/10

FOR MORE INFORMATION CONTACT:
Investors: Mary Kay Shaw, 630-623-7559
Media: Heidi Barker, 630-623-3791

McDONALD'S GLOBAL SALES DRIVE SECOND QUARTER EARNINGS UP 15%

OAK BROOK, IL — McDonald's Corporation today announced strong results for the second quarter driven by all areas of the world.

"McDonald's second quarter reflects strong top-line and bottom-line results with each area of the world generating higher comparable sales, traffic and profits," said Chief Executive Officer Jim Skinner. "This performance demonstrates the popular appeal of McDonald's relevant menu choices. We're delivering great tasting food to our 60 million customers around the world every day with the outstanding value and unmatched convenience they expect from McDonald's."

The Company reported the following highlights for the quarter:

- Global comparable sales increased 4.8%, with the U.S. up 3.7%, Europe up 5.2% and Asia/Pacific, Middle East and Africa up 4.6%
- Consolidated operating income increased 10%
- Diluted earnings per share were $1.13, up 15%
- Returned $1.6 billion to shareholders through share repurchases and dividends

In addition, the Company announced the following:

- On July 22, McDonald's Board of Directors declared a quarterly cash dividend of $0.55 per share of common stock, payable on September 16, 2010 to shareholders of record at the close of business on September 1, 2010

McDonald's U.S. continued to deliver results by maintaining its commitment to high-quality food at a great value – a top priority for today's consumer. For the second quarter, U.S. operating income rose 7% as sales were driven by the beverage line-up, featuring the popular new Frappés and value-based beverages, as well as classic core menu favorites and the everyday affordability of the Dollar Menu.

McDonald's Europe generated strong comparable sales for the second quarter against robust prior year results. France, Russia and the U.K. fueled Europe's 9% (14% in constant currencies) operating income increase. Upgrading the customer experience with contemporary and inviting décors, signature menu options and unique marketing promotions contributed to Europe's second quarter performance.

Asia/Pacific, Middle East and Africa's (APMEA) second quarter results reflect broad-based strength across the segment. Australia and China led the segment's 19% (9% in constant currencies) quarterly operating income increase as everyday affordability, daypart expansion and core menu extensions continue to give customers even more reasons to visit McDonald's in APMEA.

Jim Skinner concluded, "What makes McDonald's unique is the distinctive experience we're creating for our customers through menu innovation, restaurant reimaging and operations excellence. I am pleased with our second quarter performance and confident in our ability to continue to deliver solid results. As we begin the third quarter, our momentum continues with July global comparable sales trending in-line with or better than second quarter sales."

KEY HIGHLIGHTS – CONSOLIDATED
Dollars in millions, except per share data

	Quarters ended June 30,				Six months ended June 30,			
	2010	**2009**	**% Inc**	**% Inc Excluding Currency Translation**	**2010**	**2009**	**% Inc**	**% Inc Excluding Currency Translation**
Revenues	$5,945.5	$5,647.2	5	5	$11,555.6	$10,724.6	8	4
Operating income	1,845.3	1,681.5	10	10	3,519.4	3,081.9	14	11
Net income	1,225.8	1,093.7	12	12	2,315.6	2,073.2	12	9
Earnings per share-diluted*	1.13	0.98	15	15	2.13	1.85	15	12

* Foreign currency translation had no impact on 2010 diluted earnings per share for the quarter and a positive impact of $0.05 per share for the six months.

In addition, the following items, in total, negatively impacted the growth rate in diluted earnings per share for the six months ended June 30, 2010 by 5 percentage points (5 percentage points in constant currencies). The impact of these items was not significant for the quarter:

For the six months ended June 30, 2010:

• $0.03 per share after tax charge related to restaurant closings in Japan in conjunction with the previously announced strategic review of the market's restaurant portfolio

For the six months ended June 30, 2009:

• $0.05 per share after tax gain related to the sale of the Company's minority interest in Redbox Automated Retail, LLC

THE FOLLOWING DEFINITIONS APPLY TO THESE TERMS AS USED THROUGHOUT THIS RELEASE

Comparable sales represent sales at all restaurants and comparable guest counts represent the number of transactions at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Comparable sales exclude the impact of currency translation. Management reviews the increase or decrease in comparable sales and comparable guest counts compared with the same period in the prior year to assess business trends. The number of weekdays and weekend days, referred to as the calendar shift/trading day adjustment, can impact comparable sales and guest counts. In addition, the timing of holidays can impact comparable sales and guest counts.

Information in constant currency is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases certain incentive compensation plans on these results because they believe this better represents the Company's underlying business trends.

RELATED COMMUNICATIONS

McDonald's Corporation will broadcast its investor conference call live over the Internet at 10:00 a.m. Central Time on July 23, 2010. A link to the live webcast will be available at www.investor.mcdonalds.com. There will also be an archived webcast and podcast available for a limited time.

See Exhibit 99.2 in the Company's Form 8-K filing for supplemental information related to the Company's results for the quarter and six months ended June 30, 2010.

The Company plans to release July 2010 sales information on August 9, 2010.

2

OTHER INFORMATION

McDonald's Corporation announced that it has notified the New York Stock Exchange (NYSE) of its intention to delist, effective August 20, 2010, its 8-7/8% Debentures due April 1, 2011 (NYSE: MCD11; CUSIP: 580135BF7), and its 6-3/8% Debentures Due 2028 (NYSE: MCD28; CUSIP: 580135BY6). The debentures will continue to be quoted and traded on the NYSE Bond System. The Company's decision to delist the debentures was due to the increasing costs associated with maintaining listings on the NYSE and corresponding low trading volume for both classes of debentures.

FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per share data			Inc /(Dec)	
Quarters ended June 30,	2010	2009	$	%
Revenues				
Sales by Company-operated restaurants	$4,013.4	$3,850.2	163.2	4
Revenues from franchised restaurants	1,932.1	1,797.0	135.1	8
TOTAL REVENUES	5,945.5	5,647.2	298.3	5
Operating costs and expenses				
Company-operated restaurant expenses	3,214.8	3,159.3	55.5	2
Franchised restaurants–occupancy expenses	334.3	318.0	16.3	5
Selling, general & administrative expenses	564.9	531.5	33.4	6
Impairment and other charges (credits), net	6.8	1.2	5.6	n/m
Other operating (income) expense, net	(20.6)	(44.3)	23.7	53
Total operating costs and expenses	4,100.2	3,965.7	134.5	3
OPERATING INCOME	1,845.3	1,681.5	163.8	10
Interest expense	108.1	119.3	(11.2)	(9)
Nonoperating (income) expense, net	1.9	(12.0)	13.9	n/m
Gain on sale of investment		(17.8)	17.8	n/m
Income before provision for income taxes	1,735.3	1,592.0	143.3	9
Provision for income taxes	509.5	498.3	11.2	2
NET INCOME	$1,225.8	$1,093.7	132.1	12
EARNINGS PER SHARE-DILUTED	$ 1.13	$ 0.98	0.15	15
Weighted average shares outstanding-diluted	1,085.9	1,111.4	(25.5)	(2)

n/m Not meaningful

4

McDONALD'S CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF INCOME

Dollars and shares in millions, except per share data

Six months ended June 30,	2010	2009	Inc /(Dec) $	%
Revenues				
Sales by Company-operated restaurants	$ 7,816.5	$ 7,334.9	481.6	7
Revenues from franchised restaurants	3,739.1	3,389.7	349.4	10
TOTAL REVENUES	11,555.6	10,724.6	831.0	8
Operating costs and expenses				
Company-operated restaurant expenses	6,325.7	6,079.8	245.9	4
Franchised restaurants–occupancy expenses	673.6	614.7	58.9	10
Selling, general & administrative expenses	1,111.2	1,028.8	82.4	8
Impairment and other charges (credits), net	37.6	2.4	35.2	n/m
Other operating (income) expense, net	(111.9)	(83.0)	(28.9)	(35)
Total operating costs and expenses	8,036.2	7,642.7	393.5	5
OPERATING INCOME	3,519.4	3,081.9	437.5	14
Interest expense	219.1	240.2	(21.1)	(9)
Nonoperating (income) expense, net	8.1	(28.4)	36.5	n/m
Gain on sale of investment		(94.3)	94.3	n/m
Income before provision for income taxes	3,292.2	2,964.4	327.8	11
Provision for income taxes	976.6	891.2	85.4	10
NET INCOME	$ 2,315.6	$ 2,073.2	242.4	12
EARNINGS PER SHARE-DILUTED	$ 2.13	$ 1.85	0.28	15
Weighted average shares outstanding-diluted	1,088.1	1,118.2	(30.1)	(3)

n/m Not meaningful

5

Exhibit 99.2

McDonald's Corporation
Supplemental Information
Quarter and Six Months Ended June 30, 2010

SUPPLEMENTAL INFORMATION

The purpose of this exhibit is to provide additional information related to the results of McDonald's Corporation for the second quarter and six months ended June 30, 2010. This exhibit should be read in conjunction with Exhibit 99.1.

Impact of Foreign Currency Translation

While changes in foreign currency exchange rates affect reported results, McDonald's mitigates exposures, where practical, by financing in local currencies, hedging certain foreign-denominated cash flows, and purchasing goods and services in local currencies. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases certain incentive compensation plans on these results because they believe this better represents the Company's underlying business trends. Results excluding the effect of foreign currency translation (also referred to as constant currency) are calculated by translating current year results at prior year average exchange rates.

IMPACT OF FOREIGN CURRENCY TRANSLATION
Dollars in millions, except per share data

Quarters ended June 30,	2010	2009	Currency Translation Benefit / (Cost) 2010
Revenues	$ 5,945.5	$ 5,647.2	$ 20.8
Company-operated margins	798.6	690.9	6.5
Franchised margins	1,597.8	1,479.0	(8.9)
Selling, general & administrative expenses	564.9	531.5	(0.2)
Operating income	1,845.3	1,681.5	(1.6)
Net income	1,225.8	1,093.7	(0.6)
Earnings per share – diluted	1.13	0.98	—

Six months ended June 30,	2010	2009	Currency Translation Benefit / (Cost) 2010
Revenues	$11,555.6	$10,724.6	$ 355.7
Company-operated margins	1,490.8	1,255.1	52.2
Franchised margins	3,065.5	2,775.0	55.4
Selling, general & administrative expenses	1,111.2	1,028.8	(24.9)
Operating income	3,519.4	3,081.9	86.0
Net income	2,315.6	2,073.2	57.1
Earnings per share – diluted	2.13	1.85	0.05

Foreign currency translation had a minimal impact on consolidated operating results for the quarter due to the weaker Euro offset primarily by the stronger Australian Dollar and Canadian Dollar. Foreign currency translation had a positive impact on consolidated operating results for the six months, primarily driven by the stronger Australian Dollar and Canadian Dollar.

Net Income and Diluted Earnings per Share

For the second quarter and six months ended June 30, 2010, net income was $1,225.8 million and $2,315.6 million, respectively, and diluted earnings per share were $1.13 and $2.13, respectively. Results for the six months included after tax impairment charges of $35.3 million or $0.03 per share related to restaurant closings in Japan in conjunction with the previously announced strategic review of the market's restaurant portfolio. Foreign currency translation had no impact on diluted earnings per share for the quarter and a positive impact of $0.05 per share for the six months.

For the second quarter and six months ended June 30, 2009, net income was $1,093.7 million and $2,073.2 million, respectively, and diluted earnings per share were $0.98 and $1.85, respectively. Results benefited by an after tax gain of $58.5 million, or $0.05 per share, for the six months due to the sale of the Company's minority interest in Redbox Automated Retail, LLC (Redbox).

During the second quarter 2010, the Company repurchased 14.1 million shares of its stock for nearly $1.0 billion, bringing the total repurchases for 2010 to 20.8 million shares or $1.4 billion. During the second quarter 2010, the Company paid a quarterly dividend of $0.55 per share or $589.1 million, bringing the total dividends paid for 2010 to nearly $1.2 billion.

Revenues

Revenues consist of sales by Company-operated restaurants and fees from restaurants operated by franchisees. Revenues from conventional franchised restaurants include rent and royalties based on a percent of sales along with minimum rent payments and initial fees. Revenues from franchised restaurants that are licensed to affiliates and developmental licensees include a royalty based on a percent of sales and generally include initial fees.

REVENUES
Dollars in millions

Quarters ended June 30,	2010	2009	% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation
Company-operated sales				
U.S.	$1,085.0	$1,115.5	(3)	(3)
Europe	1,697.7	1,651.6	3	6
APMEA*	1,033.8	901.2	15	9
Other Countries & Corporate**	196.9	181.9	8	(4)
Total	$4,013.4	$3,850.2	4	3
Franchised revenues				
U.S.	$ 991.9	$ 928.7	7	7
Europe	628.4	612.4	3	9
APMEA*	177.4	146.7	21	9
Other Countries & Corporate**	134.4	109.2	23	16
Total	$1,932.1	$1,797.0	8	8
Total revenues				
U.S.	$2,076.9	$2,044.2	2	2
Europe	2,326.1	2,264.0	3	6
APMEA*	1,211.2	1,047.9	16	9
Other Countries & Corporate**	331.3	291.1	14	3
Total	$5,945.5	$5,647.2	5	5

Six months ended June 30,	2010	2009	% Inc / (Dec)	% Inc / (Dec) Excluding Currency Translation
Company-operated sales				
U.S.	$ 2,072.3	$ 2,159.0	(4)	(4)
Europe	3,320.3	3,065.3	8	6
APMEA*	2,051.7	1,776.9	15	7
Other Countries & Corporate**	372.2	333.7	12	(4)
Total	$ 7,816.5	$ 7,334.9	7	3
Franchised revenues				
U.S.	$ 1,881.3	$ 1,761.6	7	7
Europe	1,251.2	1,146.9	9	9
APMEA*	350.8	280.1	25	8
Other Countries & Corporate**	255.8	201.1	27	18
Total	$ 3,739.1	$ 3,389.7	10	8
Total revenues				
U.S.	$ 3,953.6	$ 3,920.6	1	1
Europe	4,571.5	4,212.2	9	6
APMEA*	2,402.5	2,057.0	17	7
Other Countries & Corporate**	628.0	534.8	17	4
Total	$11,555.6	$10,724.6	8	4

* APMEA represents Asia/Pacific, Middle East and Africa

** Other Countries & Corporate represents operations in Canada and Latin America, as well as Corporate activities

- **Consolidated:** Revenues increased 5% (5% in constant currencies) for the quarter and 8% (4% in constant currencies) for the six months. The constant currency growth was driven by positive comparable sales and expansion, partly offset by the impact of the refranchising strategy in certain of the Company's major markets. The Company continues to optimize its restaurant ownership mix, cash flow and returns through its refranchising strategy. The shift to a greater percentage of franchised restaurants negatively impacts consolidated revenues as Company-operated sales shift to franchised sales, where the Company receives rent and/or royalties based primarily on a percent of sales. Franchised restaurants represent 81% of Systemwide restaurants at June 30, 2010.

- **U.S.:** Revenues increased for the quarter and six months primarily due to positive comparable sales, partly offset by the impact of the refranchising strategy. Comparable sales were driven by the beverage line-up, featuring the popular new Frappés and value-based beverages, as well as classic core menu favorites and the everyday affordability of the Dollar Menu.

- **Europe:** The constant currency increase in revenues for the quarter and six months was primarily driven by strong comparable sales in the U.K., France and Russia (which is entirely Company-operated) as well as expansion in Russia. These increases were partly offset by the impact of the refranchising strategy, primarily in the U.K.

- **APMEA:** The constant currency increase in revenues for the quarter and six months was primarily driven by comparable sales increases in Australia, China and most other markets, as well as expansion in China.

Comparable sales are a key performance indicator used within the retail industry and are reviewed by management to assess business trends. Increases or decreases in comparable sales represent the percent change in constant currency sales from the same period in the prior year for all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed.

3

COMPARABLE SALES

| | % Increase | | | | | |
| | Months Ended June 30, * | | Quarters Ended June 30, | | Six Months Ended June 30,** | |
	2010	2009	2010	2009	2010	2009
U.S.	3.7	1.8	3.7	3.5	2.6	4.1
Europe	4.7	4.7	5.2	6.9	5.2	5.1
APMEA	6.0	0.3	4.6	4.4	5.1	4.9
Other Countries & Corporate	7.9	3.2	9.9	4.7	11.0	4.5
Total	4.8	2.6	4.8	4.8	4.5	4.6

* The number of weekdays and weekend days can impact reported comparable sales. The calendar shift/trading day adjustment varied by area of the world, ranging from 0.0% to 0.3% in June 2010. In addition, the timing of holidays can impact comparable sales.

** On a consolidated basis, comparable guest counts (the number of transactions at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months, including those temporarily closed) increased 3.9% and 1.3% for the six months ended June 30, 2010 and 2009, respectively.

The following tables present Systemwide sales growth rates and franchised sales. Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

SYSTEMWIDE SALES

| | Month Ended June 30, 2010 | | Quarter Ended June 30, 2010 | | Six Months Ended June 30, 2010 | |
	% Inc / (Dec)	% Inc Excluding Currency Translation	% Inc	% Inc Excluding Currency Translation	% Inc	% Inc Excluding Currency Translation
U.S.	4	4	4	4	3	3
Europe	(5)	7	2	7	8	7
APMEA	13	8	14	7	16	8
Other Countries & Corporate	8	9	14	12	18	13
Total	3	6	6	6	8	6

4

FRANCHISED SALES
Dollars in millions

Quarters ended June 30,	2010	2009	% Inc	% Inc Excluding Currency Translation
U.S.	$ 7,178.6	$ 6,808.6	5	5
Europe	3,594.6	3,513.4	2	8
APMEA	2,617.6	2,300.6	14	6
Other Countries & Corporate	1,557.0	1,352.1	15	14
Total*	$14,947.8	$13,974.7	7	7

Six months ended June 30,	2010	2009	% Inc	% Inc Excluding Currency Translation
U.S.	$13,642.1	$13,062.5	4	4
Europe	7,145.4	6,580.9	9	8
APMEA	5,354.8	4,581.0	17	8
Other Countries & Corporate	3,009.4	2,530.0	19	15
Total*	$29,151.7	$26,754.4	9	7

* For the quarters, included $2,945.3 million and $2,751.7 million of sales in 2010 and 2009, respectively, and for the six months, included $6,011.7 million and $5,480.7 million of sales in 2010 and 2009, respectively, derived from developmental licensee restaurants or foreign affiliated markets where the Company earns a royalty based on sales. The remaining balance of franchised sales is derived from conventional franchised restaurants where the Company earns rent and royalties based primarily on a percent of sales.

5

Restaurant Margins

FRANCHISED AND COMPANY-OPERATED RESTAURANT MARGINS
Dollars in millions

Quarters ended June 30,	Percent		Amount			% Inc Excluding Currency
	2010	2009	2010	2009	% Inc	Translation
Franchised						
U.S.	84.0	83.5	$ 832.6	$ 775.0	7	7
Europe	78.3	78.2	491.8	478.8	3	9
APMEA	88.9	89.5	157.8	131.4	20	9
Other Countries & Corporate	86.0	85.9	115.6	93.8	23	17
Total	82.7	82.3	$1,597.8	$1,479.0	8	9
Company-operated						
U.S.	22.2	19.6	$ 241.3	$ 218.8	10	10
Europe	20.3	18.1	344.0	298.6	15	18
APMEA	17.1	16.2	177.3	145.7	22	14
Other Countries & Corporate	18.3	15.3	36.0	27.8	29	15
Total	19.9	17.9	$ 798.6	$ 690.9	16	15

Six months ended June 30,	Percent		Amount			% Inc Excluding Currency
	2010	2009	2010	2009	% Inc	Translation
Franchised						
U.S.	83.2	83.0	$1,564.7	$1,461.9	7	7
Europe	77.5	77.5	969.8	889.1	9	9
APMEA	88.9	89.8	311.8	251.7	24	8
Other Countries & Corporate	85.7	85.7	219.2	172.3	27	19
Total	82.0	81.9	$3,065.5	$2,775.0	10	8
Company-operated						
U.S.	21.4	19.0	$ 442.6	$ 409.6	8	8
Europe	18.8	16.8	624.0	515.0	21	19
APMEA	17.6	16.0	360.3	284.1	27	16
Other Countries & Corporate	17.2	13.9	63.9	46.4	38	19
Total	19.1	17.1	$1,490.8	$1,255.1	19	15

- **Franchised:** Franchised margin dollars increased $118.8 million or 8% (9% in constant currencies) for the quarter and $290.5 million or 10% (8% in constant currencies) for the six months. Positive comparable sales and the refranchising strategy were the primary drivers of the constant currency growth in franchised margin dollars.

  - **U.S.:** The franchised margin percent increased for the quarter and six months primarily due to positive comparable sales. For the six months, this increase was partly offset by additional depreciation related to the Company's investment in the beverage initiative.

  - **Europe:** The franchised margin percent remained relatively flat for the quarter and six months as positive comparable sales were offset by higher occupancy expenses, the cost of strategic brand and sales building initiatives, and the refranchising strategy.

  - **APMEA:** The franchised margin percent declined for the quarter and six months primarily driven by foreign currency translation, mostly due to the stronger Australian dollar.

- **Company-operated:** Company-operated margin dollars increased $107.7 million or 16% (15% in constant currencies) for the quarter and $235.7 million or 19% (15% in constant currencies) for the six months. Positive comparable sales and lower commodity costs were the primary drivers of the constant currency growth in Company-operated margin dollars. The refranchising strategy negatively impacted Company-operated margin dollars and had a slightly positive impact on the Company-operated margin percent.

- **U.S.:** The Company-operated margin percent increased for the quarter and six months primarily due to lower commodity costs.

- **Europe:** The Company-operated margin percent increased for the quarter and six months due to positive comparable sales and lower commodity costs, partly offset by higher labor costs.

- **APMEA:** The Company-operated margin percent increased for the quarter and six months primarily due to positive comparable sales and lower commodity costs, partly offset by higher labor and other costs.

The following table presents Company-operated restaurant margin components as a percent of sales.

CONSOLIDATED COMPANY-OPERATED RESTAURANT EXPENSES AND MARGINS AS A PERCENT OF SALES

	Quarters Ended June 30,		Six Months Ended June 30,	
	2010	2009	2010	2009
Food & paper	32.6	33.8	32.8	34.2
Payroll & employee benefits	25.4	25.8	25.6	25.9
Occupancy & other operating expenses	22.1	22.5	22.5	22.8
Total expenses	80.1	82.1	80.9	82.9
Company-operated margins	19.9	17.9	19.1	17.1

Selling, General & Administrative Expenses

- Selling, general & administrative expenses increased 6% (6% in constant currencies) for the quarter and increased 8% (6% in constant currencies) for the six months. Expenses in 2010 included costs related to the Vancouver Winter Olympics in February and the Company's biennial Worldwide Owner/Operator Convention in April. For the six months 2010 compared with 2009, selling, general & administrative expenses as a percent of revenues and Systemwide sales remained flat at 9.6% and 3.0%, respectively.

Impairment and Other Charges (Credits), Net

- In the first quarter, McDonald's Japan (a 50%-owned affiliate) announced plans to close approximately 430 restaurants by mid-2011 in conjunction with the strategic review of the market's restaurant portfolio. These actions are designed to enhance the brand image, overall profitability and returns of the market. For the six months 2010, the Company recorded after tax impairment charges of $35.3 million related to its share of restaurant closing costs in Japan. The Company does not expect to record significant charges related to these restaurant closings in the second half of 2010.

Other Operating (Income) Expense, Net

OTHER OPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended June 30,		Six Months Ended June 30,	
	2010	2009	2010	2009
Gains on sales of restaurant businesses	$(11.0)	$(22.3)	$ (38.6)	$(46.1)
Equity in earnings of unconsolidated affiliates	(35.6)	(33.9)	(81.7)	(63.3)
Asset dispositions and other expense	26.0	11.9	8.4	26.4
Total	$(20.6)	$(44.3)	$(111.9)	$(83.0)

- Gains on sales of restaurant businesses for the quarter and six months reflected less than half the number of refranchised sites in 2010 compared with 2009.

- Equity in earnings of unconsolidated affiliates for the six months reflected improved operating performance in Japan (impairment charges relating to Japan are recorded separately in Impairment and Other Charges (Credits), Net).

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- Asset dispositions and other expense for the quarter and six months reflected charges related to the Shrek glassware voluntary recall. The six months 2010 included gains on partnership dissolutions in the U.S. as the Company continues to optimize its restaurant ownership mix.

Operating Income

OPERATING INCOME
Dollars in millions

Quarters ended June 30,	2010	2009	% Inc	% Inc / (Dec) Excluding Currency Translation
U.S.	$ 895.1	$ 834.9	7	7
Europe	673.6	618.9	9	14
APMEA	273.5	230.6	19	9
Other Countries & Corporate	3.1	(2.9)	n/m	(28)
Total	$1,845.3	$1,681.5	10	10

Six months ended June 30,	2010	2009	% Inc	% Inc Excluding Currency Translation
U.S.	$1,704.5	$1,560.4	9	9
Europe	1,274.6	1,108.8	15	14
APMEA	545.6	444.2	23	9
Other Countries & Corporate	(5.3)	(31.5)	83	37
Total	$3,519.4	$3,081.9	14	11

- *U.S.:* Operating results increased for the quarter and six months primarily due to higher margin dollars.

- *Europe:* Constant currency operating results for the quarter and six months reflected stronger operating performance in France, Russia, the U.K. and Germany.

- *APMEA:* Constant currency operating results for the quarter and six months were driven primarily by stronger results in Australia, China and most other markets. For the six months, equity in earnings from improved operating performance in Japan was mostly offset by the Company's share of impairment charges related to restaurant closings in the market.

Combined Operating Margin: Combined operating margin is defined as operating income as a percent of total revenues. Combined operating margin for the six months 2010 and 2009 was 30.5% and 28.7%, respectively.

Interest Expense

- Interest expense for the quarter and six months decreased primarily due to lower average interest rates.

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Nonoperating (Income) Expense, Net

NONOPERATING (INCOME) EXPENSE, NET
Dollars in millions

	Quarters Ended June 30,		Six Months Ended June 30,	
	2010	2009	2010	2009
Interest income	$(3.6)	$ (4.6)	$ (8.2)	$ (10.3)
Translation and hedging activity	1.1	(13.0)	4.6	(25.1)
Other expense	4.4	5.6	11.7	7.0
Total	$ 1.9	$(12.0)	$ 8.1	$ (28.4)

- Translation and hedging activity for 2009 included higher gains on the hedging of certain foreign-denominated cash flows.

Gain on Sale of Investment

- In 2009, the Company sold its minority ownership interest in Redbox to Coinstar, Inc., the majority owner, and recognized a nonoperating pretax gain of $17.8 million in the second quarter 2009 and $94.3 million for the six months.

Income Taxes

- The effective income tax rate was 29.7% for the six months 2010 compared with 30.1% for the six months 2009 and 29.4% for second quarter 2010 compared with 31.3% for second quarter 2009.

Outlook

While the Company does not provide specific guidance on earnings per share, the following information is provided to assist in forecasting the Company's future results.

- Changes in Systemwide sales are driven by comparable sales and net restaurant unit expansion. The Company expects net restaurant additions to add 1.5 to 2 percentage points to 2010 Systemwide sales growth (in constant currencies), most of which will be due to the 609 net traditional restaurants added in 2009.

- The Company does not generally provide specific guidance on changes in comparable sales. However, as a perspective, assuming no change in cost structure, a 1 percentage point increase in comparable sales for either the U.S. or Europe would increase annual diluted earnings per share by about 3 cents.

- With about 75% of McDonald's grocery bill comprised of 10 different commodities, a basket of goods approach is the most comprehensive way to look at the Company's commodity costs. For the full year 2010, the total basket of goods cost is expected to decrease 3-4% in the U.S. and to decrease 1-2% in Europe. Some volatility may be experienced between quarters in the normal course of business, with more favorable comparisons in the first half of this year.

- The Company expects full-year 2010 selling, general & administrative expenses to increase slightly, in constant currencies, although fluctuations will be experienced between quarters due to certain items in 2010 such as the Vancouver Winter Olympics in February and the biennial Worldwide Owner/Operator Convention in April.

- Based on current interest and foreign currency exchange rates, the Company expects interest expense for full year 2010 to decrease 3-5% compared with 2009.

- A significant part of the Company's operating income is generated outside the U.S., and about 40% of its total debt is denominated in foreign currencies. Accordingly, earnings are affected by changes in foreign currency exchange rates, particularly the Euro, British Pound, Australian Dollar and Canadian Dollar. Collectively, these currencies represent approximately 70% of the Company's operating income outside the U.S. If all four of these currencies moved by 10% in the same direction compared with 2009, the Company's annual diluted earnings per share would change by about 17 to 19 cents. At current foreign currency rates, the Company expects foreign currency translation to negatively impact full year diluted earnings per share.

- The Company expects the effective income tax rate for the full-year 2010 to be approximately 29% to 31%. Some volatility may be experienced between the quarters resulting in a quarterly tax rate that is outside the annual range.

- The Company expects capital expenditures for 2010 to be approximately $2.4 billion. About half of this amount will be reinvested in existing restaurants, including the reimaging of over 2,000 locations worldwide. The rest will primarily be used to open new restaurants. The Company expects to open 1,000 restaurants including about 350 restaurants in affiliated and developmental licensed markets, such as Japan and Latin America, where the Company does not fund any capital expenditures. The Company expects net additions of about 325 restaurants, which reflects the strategic closing of restaurants by McDonald's Japan.

Restaurant Information

SYSTEMWIDE RESTAURANTS

At June 30,	2010	2009	Inc / (Dec)
U.S.*	13,958	13,918	40
Europe			
Germany*	1,366	1,344	22
United Kingdom	1,195	1,192	3
France	1,168	1,140	28
Spain	406	396	10
Italy	393	381	12
Russia	249	221	28
Other	2,046	2,003	43
Total Europe	6,823	6,677	146
APMEA			
Japan*	3,576	3,746	(170)
China	1,179	1,088	91
Australia	808	784	24
Taiwan	346	348	(2)
Other	2,529	2,408	121
Total APMEA	8,438	8,374	64
Other Countries & Corporate			
Canada*	1,429	1,416	13
Brazil	584	569	15
Mexico	385	381	4
Other	849	823	26
Total Other Countries & Corporate	3,247	3,189	58
Systemwide restaurants	32,466	32,158	308
Countries	117	118	(1)

* Reflected the following satellites: At June 30, 2010 – U.S. 1,123, Germany 173, Japan 1,166, Canada 456; At June 30, 2009 – U.S. 1,152, Germany 171, Japan 1,297, Canada 453.

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SYSTEMWIDE RESTAURANTS BY TYPE

At June 30,	2010	2009	Inc / (Dec)
U.S.			
Conventional franchised	12,392	12,221	171
Company-operated	1,566	1,697	(131)
Total U.S.	13,958	13,918	40
Europe			
Conventional franchised	4,672	4,517	155
Developmental licensed	169	123	46
Affiliated	—	23	(23)
Total Franchised	4,841	4,663	178
Company-operated	1,982	2,014	(32)
Total Europe	6,823	6,677	146
APMEA			
Conventional franchised	825	793	32
Developmental licensed*	1,386	1,232	154
Affiliated*	3,823	4,049	(226)
Total Franchised	6,034	6,074	(40)
Company-operated	2,404	2,300	104
Total APMEA	8,438	8,374	64
Other Countries & Corporate			
Conventional franchised	1,170	1,114	56
Developmental licensed	1,772	1,729	43
Total Franchised	2,942	2,843	99
Company-operated	305	346	(41)
Total Other Countries & Corporate	3,247	3,189	58
Systemwide			
Conventional franchised	19,059	18,645	414
Developmental licensed	3,327	3,084	243
Affiliated	3,823	4,072	(249)
Total Franchised	26,209	25,801	408
Company-operated	6,257	6,357	(100)
Total Systemwide	32,466	32,158	308

* Reflects the conversion of 91 McDonald's restaurants in Mumbai, India from Affiliated to Developmental Licensed in May 2010.

Risk Factors and Cautionary Statement Regarding Forward-Looking Statements

The information in this report includes forward-looking statements about our plans and future performance, including those under Outlook. These statements use such words as "may," "will," "expect," "believe" and "plan." They reflect our expectations and speak only as of the date of this report. We do not undertake to update them. Our expectations (or the underlying assumptions) may change or not be realized, and you should not rely unduly on forward-looking statements.

Our business and execution of our strategic plan, the Plan to Win, are subject to risks. The most important of these is our ability to remain relevant to our customers and a brand they trust. Meeting customer expectations is complicated by the risks inherent in our operating environment. The informal eating out (IEO) segment of the restaurant industry, although largely mature in our major markets, is highly fragmented and competitive. The current economic environment has caused the IEO segment to contract in many markets, including some of our major markets, and this may continue. The current environment has also increased consumer focus on value, heightening pricing pressures across the industry, which could affect our ability to continue to grow sales despite the strength of our Brand and value proposition. We have the added challenge of the cultural, economic and regulatory differences that exist among the more than 100 countries where we operate. Regulatory and similar initiatives around the world have also become more wide-ranging and prescriptive and affect how we operate and our results. In particular, increasing focus on nutritional content and on the production, processing and preparation of food "from field to front counter" presents challenges for our Brand.

The risks we face can have an impact both in the near- and long-term and are reflected in the following considerations and factors that we believe are most likely to affect our performance.

Our ability to remain a relevant and trusted brand and to increase sales depends largely on how well we execute the Plan to Win, particularly as the global economy emerges from recession.

The Plan to Win addresses the key drivers of our business and results—people, products, place, price and promotion. The quality of our execution depends mainly on the following:

- Our ability to anticipate and respond effectively to trends or other factors that affect the IEO segment and our competitive position in the diverse markets we serve, such as spending patterns, demographic changes, trends in food preparation, consumer preferences and publicity about us, all of which can drive popular perceptions of our business or affect the willingness of other companies to enter into site, supply or other arrangements or alliances with us;

- Our ability to drive restaurant improvements and to motivate our restaurant personnel to achieve sustained high service levels so as to improve consumer perceptions of our ability to meet expectations for quality food served in clean and friendly environments;

- Whether our restaurant remodeling and rebuilding efforts, which remain a priority notwithstanding the current challenging economic and operating environment, are targeted at the elements of the restaurant experience that will best accomplish our goals to enhance the relevance of our Brand and achieve an efficient allocation of our capital resources;

- Our ability to maintain alignment with franchisees on operating, promotional and capital-intensive initiatives, particularly in the current challenging economic and operating environment;

- The success of our initiatives to support menu choice, physical activity and nutritional awareness and to address these and other matters of social responsibility in a way that communicates our values effectively and inspires trust and confidence;

- Our ability to respond effectively to adverse perceptions about the quick-service category of the IEO segment or about our products, promotions and premiums, such as Happy Meal toys (collectively, our products), or the reliability of our supply chain and the safety of our products, and our ability to manage the potential impact on McDonald's of food-borne illnesses or product safety issues;

- The success of our plans to improve existing menu items and to roll out new menu items, as well as the impact of our competitors' actions, including in response to our menu changes and product introductions, and our ability to continue robust menu development and manage the complexity of our restaurant operations;

- Our ability to differentiate the McDonald's experience in a way that balances consumer value with margin expansion, particularly in markets where pricing or cost pressures are significant or have been exacerbated by the current challenging economic and operating environment;

- The impact of our and our franchisees' pricing, marketing and promotional plans on sales and margins and our ability to adjust our plans to respond quickly to changing economic conditions;

- The impact of events such as boycotts or protests, labor strikes and supply chain interruptions (including due to lack of supply or price increases) that can adversely affect us directly or adversely affect the vendors, franchisees and others that are also part of the McDonald's System and whose performance has a material impact on our results;

- Our ability to recruit and retain qualified local personnel to manage our operations and growth in certain developing markets;

- The risks to our Brand if a franchisee defaults in its obligations (particularly requirements to pay royalties, make capital investments and open new restaurants), experiences food safety or other operational problems or projects a brand image inconsistent with our values, all of which are more significant risks if a franchisee controls a large number of restaurants as is the case in Latin America; and

- Our ability to leverage promotional or operating successes in individual markets into other markets in a timely and cost-effective way.

Our results and financial condition are affected by global and local market conditions, which can adversely affect our sales, margins and net income.

Our results of operations are substantially affected not only by global economic conditions, but also by local operating and economic conditions, which can vary substantially by market. Unfavorable conditions can depress sales in a given market or daypart (e.g., breakfast). To mitigate the impact of these conditions, we may take promotional or other actions that adversely affect our margins, limit our operating flexibility or result in charges, restaurant closings or sales of Company-operated restaurants. Some macroeconomic conditions could have an even more wide-ranging and prolonged impact. The current environment has been characterized by slowing economies, rising unemployment, declining wages, constrained credit and volatile financial markets. These conditions have significantly affected consumer spending and habits. Moreover, the strength of the current recovery is uncertain in many of our most important markets, and growth in consumer spending generally lags improvement in the broader economy. The key factors that affect our ability to manage the impact of these conditions are the following:

- Whether our strategies will permit us to compete effectively and make continued market share gains, while at the same time achieving sales and operating income within our targeted long-term average annual range of growth;

- The effectiveness of our supply chain management, including hedging strategies, to assure reliable and sufficient product supply on favorable terms;

- Our ability to manage the impact of fluctuations in foreign exchange rates, changes in interest rates and governmental actions to manage national economic conditions such as credit availability, consumer spending, unemployment levels, foreign exchange and inflation rates;

- The impact on our margins of labor costs given our labor-intensive business model, the long-term trend toward higher wages in both mature and developing markets and the potential impact of union organizing efforts on day-to-day operations of our restaurants;

- Whether we are able to identify and develop restaurant sites consistent with our plans for net growth of Systemwide restaurants from year to year, and whether new sites are as profitable as expected;

- The challenges and uncertainties associated with operating in developing markets, such as China, Russia and India, which may entail a relatively higher risk of political instability, economic volatility, crime, corruption and social and ethnic unrest, all of which are exacerbated in many cases by a lack of an independent and experienced judiciary and uncertainties in how local law is applied and enforced, including in areas most relevant to commercial transactions and foreign investment; and

- The nature and timing of decisions about underperforming markets or assets, including decisions that result in impairment charges that reduce our earnings.

Increasing regulatory complexity will continue to affect our operations and results in material ways.

Our legal and regulatory environment worldwide exposes us to complex compliance, litigation and similar risks that affect our operations and results in material ways. In many of our markets, including the United States and Europe, we are subject to increasing regulation, which has increased our cost of doing business. In developing markets, we face the risks associated with new and untested laws and judicial systems. Among the more important regulatory and litigation risks we face and must manage are the following:

- The cost, compliance and other risks associated with the often conflicting regulations we face, especially in the United States where inconsistent standards imposed by local, state and federal authorities can adversely affect popular perceptions of our business and increase our exposure to litigation or governmental investigations or proceedings, and the impact of

new, potential or changing regulation that affects or restricts elements of our business, particularly those relating to marketing to children, nutritional content and product labeling and safety;

- The impact of nutritional, health and other scientific inquiries and conclusions, which constantly evolve and often have contradictory implications, but nonetheless drive popular opinion, litigation and regulation, including taxation, in ways that could be material to our business;

- The risks and costs of McDonald's nutritional labeling and other disclosure practices, particularly given differences among applicable legal requirements and practices within the restaurant industry with respect to testing and disclosure, ordinary variations in food preparation among our own restaurants, and the need to rely on the accuracy and completeness of information obtained from third party suppliers;

- The risks and costs to us, our franchisees and our supply chain of increased focus by U.S. and overseas governmental authorities on environmental matters, such as climate change, the reduction of greenhouse gases and water consumption, including as a result of initiatives that effectively impose a tax on carbon emissions, such as the proposed "cap and trade" legislation pending in the U.S. Congress;

- The impact of litigation trends, particularly in our major markets, including class actions, labor and employment claims and landlord/tenant disputes; the relative level of our defense costs, which vary from period to period depending on the number, nature and procedural status of pending proceedings; and the cost and other effects of settlements or judgments, which may require us to make disclosures or take other actions that may affect perceptions of our Brand and products;

- Adverse results of pending or future litigation, including litigation challenging the composition of our products, or the appropriateness or accuracy of our marketing or other communication practices;

- The increasing costs and other effects of compliance with U.S. and overseas regulations affecting our workforce and labor practices, including regulations relating to wage and hour practices, immigration, mandatory healthcare benefits and unlawful workplace discrimination;

- The impact of the current economic conditions on unemployment levels and consumer confidence and the effect of initiatives to stimulate economic recovery and to further regulate financial markets (including through changes in taxation) on the cost and availability of funding for the Company and its franchisees, inflation and foreign exchange rates;

- Disruptions in our operations or price volatility in a market that can result from governmental actions, such as price, foreign exchange or import-export controls, increased tariffs or government-mandated closure of our or our vendors' operations, and the cost and disruption of responding to governmental investigations or proceedings, whether or not they have merit;

- The risks associated with information security and the use of cashless payments, such as increased investment in technology, the costs of compliance with privacy, consumer protection and other laws, the impact on our margins as the use of cashless payments increases, the potential costs associated with alleged security breaches and the loss of consumer confidence that may result; and

- The impact of changes in financial reporting requirements, accounting principles or practices, related legal or regulatory interpretations or our critical accounting estimates, changes in tax accounting or tax laws (or interpretations thereof), and the impact of settlements of adjustments proposed by the Internal Revenue Service or other taxing authorities in connection with our tax audits, all of which will depend on their timing, nature and scope.

The trading volatility and price of our common stock may be affected by many factors.

Many factors affect the volatility and price of our common stock in addition to our operating results and prospects. The most important of these, some of which are outside our control, are the following:

- The current uncertain global economic conditions and market volatility;

- Governmental action or inaction in light of key indicators of economic activity or events that can significantly influence financial markets, particularly in the United States which is the principal trading market for our common stock, and media reports and commentary about economic or other matters, even when the matter in question does not directly relate to our business;

- Trading activity in our common stock or trading activity in derivative instruments with respect to our common stock or debt securities, which can reflect market commentary (including commentary that may be unreliable or incomplete in some cases) or expectations about our business, our creditworthiness or investor confidence generally; actions by shareholders and others seeking to influence our business strategies; portfolio transactions in our stock by significant shareholders; or

trading activity that results from the ordinary course rebalancing of stock indices in which McDonald's may be included, such as the S&P 500 Index and the Dow Jones Industrial Average;

- The impact of our stock repurchase program, dividend rate or changes in our debt levels on our credit ratings, interest expense, ability to obtain funding on favorable terms or our operating or financial flexibility, especially if lenders impose new operating or financial covenants; and

- The impact on our results of other corporate actions, such as those we may take from time to time as part of our continuous review of our corporate structure in light of business, legal and tax considerations.

Our results and financial condition are affected by our ownership mix.

Our refranchising strategy involves a shift to a greater percentage of franchised restaurants. The decision to own restaurants or to operate under franchise or license agreements is driven by many factors whose interrelationship is complex and changing. When we refranchise a restaurant, it reduces consolidated revenues as Company-operated sales shift to franchised sales, where we receive rent and/or royalties. It also reduces Company-operated margin dollars while increasing franchised margin dollars, with the impact on margin percentages varying based on sales and operating costs of the refranchised restaurants. Our refranchising strategy can also expose us to risks, including the following:

- Whether the franchisees we select will have the experience and financial resources in the relevant markets to be effective operators of McDonald's restaurants;

- Potential ongoing payment obligations as a result of our retention of any contingent liabilities in connection with refranchising transactions; and

- The risk that our contractual and other rights and remedies to protect against defaults by our counterparties will be limited by local law, costly to exercise or otherwise subject to limitations or litigation that may impair our ability to prevent or mitigate any adverse impact on our Brand or on the financial performance we expect under our franchising and developmental license agreements.

Our results can be adversely affected by disruptions or events, such as the impact of severe weather conditions and natural disasters.

Severe weather conditions, natural disasters, terrorist activities, health epidemics or pandemics, or expectations about them, can have an adverse impact on consumer spending and confidence levels or on other factors that affect our results and prospects, such as commodity costs. Our receipt of proceeds under any insurance we maintain with respect to certain of these risks may be delayed or the proceeds may be insufficient to offset our losses fully.

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